SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTEGRITY MEDIA, INC.

(Name of the Issuer)

INTEGRITY MEDIA, INC.
KONA ACQUISITION CORP.
P. MICHAEL COLEMAN

(Names of Persons Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

45817Y103

(CUSIP Number of Class of Securities)

Integrity Media, Inc. Jerry W. Weimer, Executive Vice President and Chief Operating Officer 1000 Cody Road Mobile, Alabama 36695 (251) 633-9000	Kona Acquisition Corp. P. Michael Coleman c/o Kona Acquisition Corp. 8561 Dawes Lake Road Mobile, Alabama 36619 (251) 633-9000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

copies to:

Lizanne Thomas, Esq., Jones Day 3500 SunTrust Plaza 303 Peachtree Street, N.E. Atlanta, Georgia 30308 (404) 581-8411	Alexander W. Patterson, Esq., Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7688

     This statement is filed in connection with (check the appropriate box):

     a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. ☐ The filing of a registration statement under the Securities Act of 1933.

     c. ☐ A tender offer.

     d. ☐ None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction
Valuation *	Amount of filing fee**
$14,416,259	$1,826.54

* Estimated solely for purposes of calculating the filing fee. Determined by multiplying (i) 2,217,886 shares of Class A common stock, par value $0.01 per share, of Integrity Media, Inc., which constitutes the total number of outstanding shares of Class A common stock of Integrity Media, Inc. estimated to be exchanged for the right to receive $6.50 per share in cash, without interest, by (ii) $6.50 per share.

** The amount of the filing fee, calculated in accordance with §240.0-11(b), equals 0.00012670 multiplied by the transaction valuation.

☒	Check box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,826.54	Filing Party: Integrity Media, Inc.
Form or Registration No.: Schedule 14A	Date Filed: April 16, 2004

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Integrity Media, Inc., a Delaware corporation (“we,” “us,” or “Integrity”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Kona Acquisition Corp., a Delaware corporation (“Kona”), and (3) P. Michael Coleman, a director, the largest stockholder and Chairman, President and Chief Executive Officer of Integrity, and a director, the sole stockholder and president of Kona, in connection with the Agreement and Plan of Merger, dated as of March 1, 2004, by and among Integrity, Kona and P. Michael Coleman (the “merger agreement”), pursuant to which Kona will merge with and into Integrity, with Integrity being the surviving corporation (the “merger”).

     If the merger is consummated, among other things, each issued and outstanding share of Integrity Class A common stock, other than shares held by stockholders who have properly demanded appraisal of such shares in accordance with Delaware law, held by stockholders other than P. Michael Coleman, Jerry W. Weimer, Donald J. Moen, Daniel D. McGuffey, Keith J. Manwaring, Chris E. Thomason, Robert G. Rist, Donald S. Ellington, Jeff Friend, Robert Brenner, Todd Burkhalter, Debra Mayes, Doug Meduna and Joyce O’Connor (each an officer of Integrity) will, at the effective time of the merger, be converted into the right to receive $6.50 in cash, without interest. In addition, each issued and outstanding share of Integrity Class A common stock, other than shares held by stockholders who have properly demanded appraisal of such shares in accordance with Delaware law, held by P. Michael Coleman, Jerry W. Weimer, Donald J. Moen, Daniel D. McGuffey, Keith J. Manwaring, Chris E. Thomason, Robert G. Rist, Donald S. Ellington, Jeff Friend, Robert Brenner, Todd Burkhalter, Debra Mayes, Doug Meduna and Joyce O’Connor (each an officer of Integrity) will continue to be held by such holders after the merger. Further, each issued and outstanding share of Integrity Class B common stock, other than shares held by stockholders who have properly demanded appraisal of such shares in accordance with Delaware law, will be converted into one share of Class A common stock and such converted shares will continue to be held by such holders after the merger. All of Kona’s common stock will, at the effective time of the merger, be cancelled and retired and shall cease to exist.

     Concurrently with the filing of this Schedule 13E-3, Integrity is filing a preliminary proxy statement on Schedule 14A (the “proxy statement”) under Regulation 14A of the Exchange Act pursuant to which the stockholders of Integrity will be given notice of a special meeting at which they will be asked to consider and vote upon a proposal to adopt the merger agreement and approve the merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the proxy statement, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules and appendices thereto. The proxy statement is in preliminary form and is subject to completion or amendment.

     Integrity has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to Integrity, its subsidiaries and their respective directors, officers and affiliates, Kona has supplied all information contained in the proxy statement and this Schedule 13E-3 relating to Kona, and P. Michael Coleman has supplied all information contained in the proxy statement concerning P. Michael Coleman.

Item 1. Summary Term Sheet.

     Item 1001 of Regulation M-A

     The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” in the proxy statement is incorporated herein by reference.

Item 2. Subject Company Information.

     Item 1002 of Regulation M-A

     (a) Name and Address. The information contained in the sections entitled “SUMMARY TERM SHEET” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference.

     (b) Securities. As of the date of this filing, there are 2,384,783 shares of Integrity’s Class A common stock, par value $0.01 per share, and 3,385,000 shares of Integrity’s Class B common stock, par value $0.01 per share, issued and outstanding. The information contained in the section entitled “THE SPECIAL MEETING – Record Date and Voting Information,” “ – Quorum,” and “– Proxies; Revocation” in the proxy statement is incorporated herein by reference.

     (c) Trading Market and Price. The information contained in the section entitled “MARKET AND MARKET PRICE” in the proxy statement is incorporated herein by reference.

     (d) Dividends. The information contained in the sections entitled “MARKET AND MARKET PRICE” and “DIVIDENDS” in the proxy statement is incorporated herein by reference.

     (e) Prior Public Offerings. Not applicable.

     (f) Prior Stock Purchases. There have been no purchases of Integrity Class A common stock during the past two years by any of the Filing Persons.

Item 3. Identity and Background of Filing Person.

     Item 1003 of Regulation M-A

     (a) Name and Address. The information contained in the sections entitled “SUMMARY TERM SHEET” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference. P. Michael Coleman is an affiliate of Integrity by virtue of his ownership of 60% of Integrity’s common stock and his position as a director and the Chairman, President and Chief Executive Officer of Integrity. Integrity, the subject company, is also a filing person.

     (b) Business and Background of Entities. The information contained in the section entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference.

     (c) Business and Background of Natural Persons. The information contained in the section entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Parties” in the proxy statement is incorporated herein by reference. P. Michael Coleman has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, or (ii) a party, during the past five years, to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. P. Michael Coleman is a citizen of the United States of America.

Item 4. Terms of the Transaction.

     Item 1004 of Regulation M-A

     (a) Material Terms. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “PROPOSAL TO APPROVE THE MERGER AGREEMENT,” and “APPENDIX A – AGREEMENT AND PLAN OF MERGER” in the proxy statement is incorporated herein by reference.

     (1) Tender Offers. Not applicable.

     (2) Mergers or Similar Transactions.

          (i) Transaction Description. The information contained in the sections entitled “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” in the proxy statement is incorporated herein by reference.

          (ii) Consideration. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Effect of the Merger on Stockholders” in the proxy statement is incorporated herein by reference.

          (iii) Reasons for Transaction. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” and “ – Position of Kona and the Colemans as to Fairness of the Merger” in the proxy statement is incorporated herein by reference.

          (iv) Vote Required for Approval. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information” and “ – Quorum” in the proxy statement is incorporated herein by reference.

          (v) Differences in the Rights of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET,” “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Effect of the Merger on Stockholders,” “SPECIAL FACTORS – Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” “ – Merger Consideration to be Received by The Coleman Charitable Foundation, Inc.,” “ – Merger Consideration to be Received by Directors of Integrity Other Than the Colemans,” “ – Continuing Equity Interests of the Officers of Integrity Other Than Mr. Coleman,” “ – Continuing Equity Interests of the Colemans,” “ – Treatment of Stock Options Held by the Directors of Integrity Other Than the Colemans” and “ – Treatment of Stock Options Held by the Officers of Integrity” in the proxy statement is incorporated herein by reference.

          (vi) Accounting Treatment. The information contained in the section entitled “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Anticipated Accounting Treatment of Merger” in the proxy statement is incorporated herein by reference.

          (vii) Income Tax Consequences. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Material U.S. Federal Income Tax Consequences” in the proxy statement is incorporated herein by reference.

     (c) Different Terms. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” ” – Merger Consideration to be Received by The Coleman Charitable Foundation, Inc.,” “ – Merger Consideration to be Received by Directors of Integrity Other Than the Colemans,” “ – Continuing Equity Interests of the Officers of Integrity Other Than Mr. Coleman,” “ – Continuing Equity Interests of the Colemans,” “ – Treatment of Stock Options Held by the Directors of Integrity Other Than the Colemans” and “ – Treatment of Stock Options Held by the Officers of Integrity” in the proxy statement is incorporated herein by reference.

     (d) Appraisal Rights. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – Appraisal Rights” in the proxy statement is incorporated herein by reference.

     (e) Provisions For Unaffiliated Security Holders. The information contained in the section entitled “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference; and except as provided therein, in connection with the merger, the filing persons have not made any provision to grant unaffiliated security holders access to the corporate files of either of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Item 1005 of Regulation M-A

     (a) Transactions. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and “ – Past Transactions” in the proxy statement is incorporated herein by reference, including Item 8, “FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA – NOTE 9 RELATED PARTY TRANSACTIONS,” contained in the Form 10-K for the year ended December 31, 2003 and “Certain Transactions” contained in the proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 18, 2003 incorporated by reference into the proxy statement. P. Michael Coleman owns 350 shares of common stock of, representing a 35% ownership interest in, Integrity’s UK subsidiary, Integrity Music Europe Limited, of which there are 1,000 shares of common stock outstanding.

     (b) Significant Corporate Events. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and “ – Past Transactions” in the proxy statement is incorporated herein by reference.

     (c) Negotiations or Contacts. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “– Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and “ – Past Transactions” in the proxy statement is incorporated herein by reference.

     (e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “– Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” ” – Past Transactions,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     Item 1006 of Regulation M-A

     (b) Use of Securities Acquired. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference.

     (c) Plans. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger,” “—Officers and Directors of the Surviving Corporation,” “ – Kona’s Financing of the Merger” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     Item 1013 of Regulation M-A

     (a) Purposes. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” and “– Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger” in the proxy statement is incorporated herein by reference.

     (b) Alternatives. The information contained in the sections entitled “SPECIAL FACTORS – Background of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” and “– Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger” in the proxy statement is incorporated herein by reference.

     (c) Reasons. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” “ – Position of Kona and the Coleman as to Fairness of the Merger,” and “– Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger” in the proxy statement is incorporated herein by reference.

     (d) Effects. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Position of Integrity, Kona and the Colemans as to Purposes, Reasons, Alternatives and Effects of the Merger,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” “ – Estimated Fees and Expenses of the Merger,” “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement,” “– Effect of the Merger on Stockholders,” “ – Material U.S. Federal Income Tax Consequences” and “ – Appraisal Rights” in the proxy statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     Item 1014 of Regulation M-A

     (a) Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” “ – Position of Kona and the Colemans as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” and “APPENDIX B — “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED MARCH 1, 2004” is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of

Directors as to Fairness of the Merger,” “ – Position of Kona and the Colemans as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and APPENDIX B — “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED MARCH 1, 2004” is incorporated herein by reference.

     (c) Approval of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information,” “ – Quorum,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference.

     (d) Unaffiliated Representative. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” “ – Position of Kona and the Colemans as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and APPENDIX B — “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED MARCH 1, 2004” is incorporated herein by reference.

     (e) Approval of Directors. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger,” and “ – Position of Kona and the Colemans as to Fairness of the Merger” is incorporated herein by reference.

     (f) Other Offers. The information contained in the sections entitled “SPECIAL FACTORS – Background of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” and “ – Position of the Board of Directors as to Fairness of the Merger” is incorporated herein by reference. Integrity has not received any firm offer by any unaffiliated person, other than the filing persons, during the past two years for: (i) the merger or consolidation of Integrity with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of Integrity; or (iii) a purchase of Integrity’s securities that would enable the holder to exercise control of Integrity.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     Item 1015 of Regulation M-A

     (a) Report, Opinion, or Appraisal. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and APPENDIX B — “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED MARCH 1, 2004” is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in the sections entitled “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and APPENDIX B – “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED MARCH 1, 2004” is incorporated herein by reference.

     (c) Availability of Documents. The information contained in the sections entitled “SPECIAL FACTORS – Opinion of SunTrust Robinson Humphrey,” “WHERE STOCKHOLDERS CAN FIND

MORE INFORMATION” and APPENDIX B – “OPINION OF SUNTRUST ROBINSON HUMPHREY DATED MARCH 1, 2004” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     Item 1007 of Regulation M-A

     (a) Source of Funds. The information contained in the sections entitled “SUMMARY TERM SHEET” and “SPECIAL FACTORS – Kona’s Financing of the Merger” in the proxy statement is incorporated herein by reference.

     (b) Conditions. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Kona’s Financing of the Merger” and “PROPOSAL TO APPROVE THE MERGER AGREEMENT – The Merger Agreement” in the proxy statement is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event that the primary financing plans fall through.

     (c) Expenses. The information contained in the sections entitled “THE SPECIAL MEETING – Expenses of Proxy Solicitation “ and “SPECIAL FACTORS – Estimated Fees and Expenses of the Merger” in the proxy statement is incorporated herein by reference.

     (d) Borrowed Funds. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS – Kona’s Financing of the Merger” in the proxy statement is incorporated herein by reference. Integrity plans to repay the loans through cash flow from future operations.

Item 11. Interest in Securities of the Subject Company.

     Item 1008 of Regulation M-A

     (a) Securities Ownership. The information contained in the section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” in the proxy statement is incorporated herein by reference.

     (b) Securities Transactions. There have been no transactions in Integrity Class A common stock during the past 60 days by any of the directors and executive officers of Integrity, or by Integrity, Kona, The Coleman Limited Partnership or The Coleman Charitable Foundation, Inc.

Item 12. The Solicitation or Recommendation.

     Item 1012 of Regulation M-A

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information” and “SPECIAL FACTORS – Interests of Certain Directors of Integrity; Appointment of the Special Committee” in the proxy statement is incorporated herein by reference.

     (e) Recommendations to Others. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” and “ – Position of Kona and the Colemans as to Fairness of the Merger” in the proxy statement is incorporated herein by reference.

Item 13. Financial Statements.

     Item 1010 of Regulation M-A

     (a) Financial Information. The information contained in the sections entitled “SELECTED HISTORICAL FINANCIAL DATA” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference, including Item 8, “FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA,” contained in the Form 10-K for the year ended December 31, 2003 incorporated by reference into the proxy statement.

     (b) Pro Forma Information. The information contained in the sections entitled “SELECTED HISTORICAL FINANCIAL DATA,” “UNAUDITED PRO FORMA FINANCIAL DATA” and “WHERE STOCKHOLDERS CAN FIND MORE INFORMATION” in the proxy statement is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Item 1009 of Regulation M-A

     (a) Solicitations or Recommendations. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Recommendation of the Integrity Board of Directors and the Special Committee,” “ – Record Date and Voting Information,” ” – Proxies; Revocation,” “ – Expenses of Proxy Solicitation,” “SPECIAL FACTORS – Background of the Merger,” “ – Recommendation of the Board of Directors; Fairness of the Merger,” “ – Reasons for the Special Committee’s Recommendation,” “ – Position of the Board of Directors as to Fairness of the Merger” “ – Opinion of SunTrust Robinson Humphrey,” “ – Interests of Certain Directors of Integrity; Appointment of Special Committee,” and “APPENDIX B – OPINION OF SUNTRUST ROBINSON HUMPHREY DATED MARCH 1, 2004” in the proxy statement is incorporated herein by reference.

     (b) Employees and Corporate Assets. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date and Voting Information,” “ – Proxies; Revocation,” “ – Expenses of Proxy Solicitation,” “SPECIAL FACTORS – Background of the Merger,” and “ – Interests of Certain Directors of Integrity; Appointment of Special Committee.”

Item 15. Additional Information.

     Item 1011 of Regulation M-A

     (b) Other Material Information. The information contained in the proxy statement and the appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

     Item 1016 of Regulation M-A

(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2004 (incorporated herein by reference to the proxy statement).

(b)	To be filed by amendment.

(c)	Opinion of SunTrust Robinson Humphrey, dated March 1, 2004 (incorporated herein by reference to Appendix B to the proxy statement).

(d)	Agreement and Plan of Merger, dated as of March 1, 2004, by and among Integrity Media,

Inc., Kona Acquisition Corp. and P. Michael Coleman (incorporated herein by reference to Appendix A to the proxy statement).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 16, 2004	Integrity Media, Inc.

	By:	/s/ Donald S. Ellington

Donald S. Ellington
Senior Vice President of Finance and Administration

DATED: April 16, 2004	Kona Acquisition Corp.

	By:	/s/ P. Michael Coleman

P. Michael Coleman, President

DATED: April 16, 2004
/s/ P Michael Coleman

P. Michael Coleman

EXHIBIT INDEX

Exhibit
Number	Description
(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2004 (incorporated herein by reference to the proxy statement).

(b)	To be filed by amendment.

(c)	Opinion of SunTrust Robinson Humphrey, dated March 1, 2004 (incorporated herein by reference to Appendix B to the proxy statement).

(d)	Agreement and Plan of Merger, dated as of March 1, 2004, by and among Integrity Media, Inc., Kona Acquisition Corp. and P. Michael Coleman (incorporated herein by reference to Appendix A to the proxy statement).

(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C to the proxy statement).

(g)	Not applicable.